EXHIBIT 21

LABARGE, INC.
SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation

LaBarge, Inc.	Delaware
LaBarge/STC, Inc.	Texas
LaBarge Properties, Inc.	Missouri
LaBarge-OCS, Inc.	Delaware
LaBarge Wireless, Inc.	Missouri